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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 MAR 31 AM 7:21

Santos

04024004

SUPPL

Date: Tue 30 Mar 2004 07:43:40 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: First Condensate Cargo from Bayu-Undan

Number of pages (incl. cover sheet): 3

PROCESSED
APR 06 2004
THOMSON
FINANCIAL

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Santos

www.santos.com

31 March 2004

First Condensate Cargo from Bayu-Undan

Santos Limited announced today another significant achievement in the development of the US$1.8 billion liquids phase of the Bayu-Undan project in the Timor Sea.

The project operator, ConocoPhillips, has advised that the first shipment of 340,000 barrels (gross) of condensate destined for the Asian market from the Bayu-Undan development project was completed on 30 March 2004.

The commencement of condensate cargo shipments will be followed next month (April) by the start of gas re-injection, in line with the project schedule.

The first LPG cargo is scheduled for shipment in late May.

"Bayu-Undan is of great significance to Santos and, as our first entry into the international LNG market, will, at its peak, add over 6 million barrels to our annual production," said Santos Managing Director, Mr John Ellice-Flint.

"It is therefore exciting and most pleasing that the various stages of this complex, world-scale development continue to come in on schedule," he said.

The US$1.8 billion gas recycle (liquids) stage of the US$3.3 billion Bayu-Undan project involves the stripping of natural gas liquids (condensate and LPG) from the field's gas stream and re-injecting the residual gas.

The residual gas from the liquids project is reinjected into the gas reservoir via dedicated wells for future use in the second stage LNG development.

The LNG project is expected to commence production in the first quarter of 2006 and involves the transportation of residual dry gas via a sub-sea pipeline to Wickham Point, Darwin in the Northern Territory for processing into LNG for export to Japan. The LNG project is estimated to cost around US$1.5 billion.

Santos, with a 10.6 per cent interest, is the only Australian-owned company involved in this world-class project which is located about 250 kilometers off the southern coast of Timor-Leste and 500 kilometers offshore from Darwin in Australia. The field contains estimated recoverable hydrocarbons of 400 million barrels of petroleum (liquefied petroleum gas and condensate) and 3.4 trillion cubic feet of natural gas.

Interests in the total Bayu-Undan project are:

newsrelease

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

ConocoPhillips (Operator)	56.72%
ENI	12.04%
Santos Group	10.64%
INPEX	10.52%
Tokyo Electric Power Company, Incorporated/ Tokyo Gas Co., Ltd.	10.08%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:

Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982
kathryn.mitchell@santos.com

Investor enquiries:

Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908
mark.kozned@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

04 MAR 31 AM 7:21

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Tue 30 Mar 2004 08:15:16 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Announces Liquids Marketing Alliance with BP

Number of pages (incl. cover sheet): 3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

31 March 2004

Santos Announces Liquids Marketing Alliance with BP

Santos Limited announced today that it has entered into a non-binding Heads of Agreement with BP Singapore Pte Limited to market Santos' crude oil and natural gas liquids (naphtha and export LPG).

Santos will now work to negotiate and conclude a Marketing Services Agreement with BP.

Marketing of crude oil and natural gas liquids has become more global, where scale, market coverage and flexibility are vital. The BP alliance allows Santos to tap into worldwide networks and global markets through a marketing major like BP.

Santos had previously either directly marketed or had a management role in the marketing of its crude oil and natural gas liquids. The new marketing arrangements are in response to the significantly higher volumes of crude oil that Santos will receive from the Mutineer-Exeter project, due to come on-stream in 2005, and the increasing globalisation of the marketplace.

"This groundbreaking strategic alliance allows Santos to access markets in an innovative way while delivering significant productivity improvements and cost efficiencies," said Mr John Ellice-Flint, Santos' Managing Director.

"This will be a great advantage for Santos when the Mutineer-Exeter oil field comes on-line in mid 2005, increasing Santos' total oil and liquids production by over 40 per cent."

"Santos is delighted to be working with such a well respected and highly experienced company as BP. We hope this is the beginning of a long and fruitful relationship," said Mr Ellice-Flint.

BP has a major presence in significant trading markets such as Australia, Singapore, Japan, China, UK, USA and the Middle East.

BP also has significant downstream assets in Asia, including two refineries in Australia. Access to refineries is particularly important when introducing new crudes, such as Mutineer-Exeter.

Santos' Port Bonython operations will continue as normal, processing all of Santos' Cooper Basin liquids.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:

Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982
kathryn.mitchell@santos.com

Investor enquiries:

Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908
mark.kozned@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)